UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	|_| Form 10-K	|_| Form 20-F	|_| Form 11-K	|X| Form 10-Q	|_|Form N-SAR

For Period Ended: March 29, 2003
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

    Footstar, Inc.
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    Full Name of Registrant

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    Former Name if Applicable

    One Crosfield Avenue
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    Address of Principal Executive Office (Street and Number)

    West Nyack, New York 10994
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    City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

        Footstar, Inc. (“Footstar” or the “Company”) announced on May 9, 2003 that its Form 10-Q for the quarterly period ended March 29, 2003 will not be filed by May 13, 2003 when it is otherwise due because its financial statements continue to be under review by the Company’s external auditors, KPMG LLP. As announced on April 30, 2003, the Company has been working with KPMG to complete the audit process following the discovery last November of accounting discrepancies, which will require a restatement of the Company’s financial results for the first half of 2002 and prior periods. After KPMG completes its review, the Company expects to release the results of the restatement, its audited financial results for fiscal 2002 and its results for the first quarter of fiscal 2003.The Company will file its Form 10-Q as soon as practicable.

PART IV — NARRATIVE

(1)	Name and telephone number of person to contact in regard to this notification

Maureen Richards	(845)		727 6500

(Name)	(Area Code	)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|_|Yes |X| No

        As announced on April 30, 2003, the Company has been working with KPMG to complete the audit process following the discovery last November of accounting discrepancies, which will require a restatement of the Company’s financial results for the first half of 2002 and prior periods. After KPMG completes its review, the Company expects to release the results of the restatement, its audited financial results for fiscal 2002 and its results for the first quarter of fiscal 2003.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to the Company’s press release dated May 9, 2003, attached hereto.

    Footstar, Inc.
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    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 9, 2003	FOOTSTAR, INC. By: MAUREEN RICHARDS —————————————— Name: Maureen Richards Title: Senior Vice President, General Counsel and Corporate Secretary

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Exhibit Index

Exhibit No.	Exhibit
99.1	Press release of Footstar, Inc. dated May 9, 2003.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).